UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2025

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

This Form 6-K including the press release attached hereto is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-276000, 333-274316, 333-281872, and 333-262055), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 14, 2025, Can-Fite BioPharma Ltd. (the “Company”) announced it has entered into definitive agreements to receive upon closing gross proceeds of $3 million in a registered direct offering. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As previously disclosed, on August 30, 2024, the Company entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, and filed a prospectus supplement covering the offering of up to a maximum aggregate offering price of $9,000,000 of the Company’s ADSs (the “ATM Facility”). Effective as of the date hereof, the Company has reduced the maximum aggregate offering price of the ATM Facility to zero. As of the date hereof, 1,423,612 ADS have been offered or sold under the ATM Facility.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer

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